BERKELEY TECHNOLOGY LIMITED

Annual Report 2007

BERKELEY TECHNOLOGY LIMITED
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS
(Under U.S. GAAP)
(In thousands, except per share and ADS amounts or as noted)

	Years Ended December 31,	
	2006	**2005**
Income (loss) from continuing operations	$ 376	$ (2,683)
Loss on discontinued operations	-	(1,000)
Net income (loss)	$ 376	$ (3,683)
Basic and diluted earnings (loss) per share and ADS:		
Basic and diluted earnings (loss) per share:		
Continuing operations	$ 0.01	$ (0.05)
Discontinued operations	-	(0.02)
	$ 0.01	$ (0.07)
Basic and diluted earnings (loss) per ADS:		
Continuing operations	$ 0.07	$ (0.53)
Discontinued operations	-	(0.20)
	$ 0.07	$ (0.73)
Ordinary Shares outstanding (including ADSs)	64,439	64,439
Shareholders' equity	$16,479	$15,923
Net asset value per share [1]	$ 0.32	$ 0.31
Net asset value per ADS [1]	$ 3.24	$ 3.13

(1) Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefits trusts.

As used herein, the terms "Company," "we," "us" and "our" refer to *Berkeley Technology Limited.* Except as the context otherwise requires, the term "Group" refers collectively to the Company and its subsidiaries.

ORGANIZATIONAL STRUCTURE

We currently have two business segments that we operate through our subsidiaries: venture capital and consulting; and life insurance and annuities. Our principal operating subsidiaries are set forth below:

Principal Subsidiaries	Business Segment	Location
Berkeley International Capital Corporation	Venture capital and consulting	San Francisco, California
London Pacific Assurance Limited	Life insurance and annuities	Jersey, Channel Islands

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Arthur I. Trueger, Executive Chairman

Mr. Trueger is the founder and a principal shareholder of Berkeley Technology Limited. He has worked for us for more than 30 years and holds A.B., M.A. and J.D. degrees from the University of California.

Victor A. Hebert, Deputy Chairman, Non-Executive Director

Mr. Hebert has been a non-executive director since the Company's incorporation in January 1985 and Deputy Chairman since February 1996. He is of counsel to the law firm Heller Ehrman LLP in San Francisco, California, having joined the firm in 1962. Mr. Hebert is a member of the Compensation Committee.

Harold E. Hughes, Jr., Non-Executive Director

Mr. Hughes has been a non-executive director since January 1987. He has been Chief Executive Officer of Rambus, Inc., a chip-semiconductor interface supplier, since January 2005, and a director of Rambus since June 2003. Previously, he was Chairman of Pandesic LLC, an eCommerce software supplier owned jointly by Intel Corporation and SAP, from 1997 to 2000. Prior to Pandesic, he was employed by Intel Corporation for 23 years, during which time he held a number of positions in financial and operational management. He previously served on the boards of Xilinx, Inc. and REMEC, Inc., having resigned those board seats in 2006 and 2005, respectively. Mr. Hughes is a member of the Audit, Business Development and Compensation Committees.

The Viscount Trenchard, Non-Executive Director

Lord Trenchard has been a non-executive director since August 1999. He was appointed a Managing Director of Mizuho International plc in 2007, and became a Director of Bache Global Series also in 2007. Lord Trenchard has been a Senior Adviser to Prudential Financial, Inc., a major life insurance and investment management group, since 2002, and a Director of its subsidiary, Dryden Wealth Management Limited, a provider of international private client wealth management services, from 2004 to 2005. He has been Chairman of The Dejima Fund Limited since 2002, a Director of Stratton Street PCC Limited since 2006, Chairman of The Royal Air Force Benevolent Fund since 2006 and was Joint Chairman of The Japan Society from 2000 to 2004. He was a Director of Robert Fleming and Co. Limited, or one of its principal subsidiaries, from 1996 to 2000, where he was also head of Japanese Investment Banking. Previously, he was a Director of Kleinwort Benson Limited from 1986 to 1996, whose Tokyo office he managed for many years. Lord Trenchard is a member of the Audit and Business Development Committees.

Ian K. Whitehead, Chief Financial Officer

Mr. Whitehead has held the position of Chief Financial Officer of Berkeley Technology Limited since he joined the Company in 1990. He is a member of the Institute of Chartered Accountants in England and Wales.

REVIEW OF THE YEAR

We are pleased to report our 2007 results to shareholders. Our consolidated net income from continuing operations, computed in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), for the year ended December 31, 2007, was $0.4 million, or $0.01 per diluted share and $0.07 per diluted ADR, compared with a consolidated net loss from continuing operations of $(2.7) million, or $(0.05) per diluted share and $(0.53) per diluted ADR, for the year ended December 31, 2006. No dividends will be paid on the outstanding shares and ADRs for 2007.

A $1.0 million increase in consulting fee income, a $0.9 million decline in operating expenses and the receipt of a $1.2 million partial distribution resulting from the WorldCom, Inc. securities litigation underpinned the improved results in 2007. Subsequent to December 31, 2007, we received a further $0.3 million payment representing the final distribution from the WorldCom, Inc. securities litigation. This $0.3 million payment will be recognized in the first quarter of 2008 in the Company's consolidated statement of operations as a realized gain, and, along with the $1.2 million received in January 2007, recovers part of the realized loss recorded by London Pacific Assurance Limited ("LPAL") on its WorldCom bonds in 2002.

LPAL's policyholder liabilities declined during 2007 by $3.5 million. We will continue to evaluate new product opportunities for LPAL. Any future gains on LPAL's investment portfolio would give us more flexibility to rebuild our insurance operations.

We are an international venture capital and consulting firm with a focus on Silicon Valley technology companies. Our intention is to continue managing the Company to create value for our shareholders. We believe that our long history of successfully investing in Silicon Valley technology companies positions us well to create value by acquiring equity positions in promising private companies. We back entrepreneurs directly with our own capital, by coinvesting with clients, or, in certain cases, we may benefit from investments made by clients if their investments are successful. In 2007, we established several new equity positions, through direct investment and through equity rights received as part of our consulting activities. We use our consulting relationships in part to generate fees that cover operating expenses. The level of consulting fees is expected to be volatile depending on the nature and extent of our work at any point in time. The Company's costs have fallen but the burden of maintaining listings in two jurisdictions, particularly in the U.S., has risen. We will evaluate ways to reduce this burden to help preserve capital for the Company and its shareholders.

REPORT OF THE DIRECTORS

The directors present this report and the consolidated financial statements of the Company for the year ended December 31, 2007.

Principal Activities

The activities of the Company and its subsidiaries are venture capital and consulting, and life insurance and annuities. The Company is incorporated in Jersey, Channel Islands.

Share Capital

As of December 31, 2007, the Company had authorized share capital of 86,400,000 Ordinary Shares with a par value of $0.05, of which 64,439,073 shares were issued and outstanding. All of the Company's shares are listed on the London Stock Exchange ("LSE"). Shares are also traded in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"), in the United States in the ratio of ten Ordinary Shares to each ADS. The ADSs are traded on the Over-the-Counter ("OTC") Bulletin Board. On February 14, 2003, warrants to purchase 1,933,172 of the Company's Ordinary Shares at a price of £0.1143 were issued to the Bank of Scotland in connection with the Term Loan and Guarantee Facility entered into between the Company and Bank of Scotland. This bank facility was repaid fully and terminated in June 2003.

Directors

The directors of the Company who served throughout the year were:

Arthur I. Trueger, *Executive Chairman*
Victor A. Hebert, *Deputy Chairman*
Harold E. Hughes, Jr.
The Viscount Trenchard

The Company's Articles of Association provide that at each Annual General Meeting, one-third (or the number nearest to but not exceeding one-third) of the directors other than the Executive Chairman shall retire from office by rotation. Under the Articles of Association, there shall be no less than three directors. The directors, other than the Executive Chairman, are elected to hold office until they are subject to retirement by rotation. Retiring directors may be eligible for re-election.

Victor A. Hebert retires by rotation and, being eligible, offers himself for re-election.

Except as noted below, no director or his dependants had any interest in the share capital of the Company or its subsidiaries at any time during the year, nor any entitlements under the Company's share option plans.

The interests of the directors and their dependants in the shares of the Company, all being held beneficially, as of December 31, 2007 were as follows:

	Ordinary Shares	Ordinary Share Options [1]
Arthur I. Trueger	19,260,693	2,000,000
Victor A. Hebert	45,000	70,000
Harold E. Hughes, Jr.	-	90,000
The Viscount Trenchard	-	70,000

[1] All vested at April 15, 2008, except for 37,500 options held by Mr. Hebert, 37,500 options held by Mr. Hughes and 37,500 options held by the Viscount Trenchard.

All directors' interests were held at both December 31, 2007 and April 15, 2008.

In addition to Mr. Trueger, who has an interest in 29.9% (19,260,693 shares) of the Company's issued share capital, the Company is aware of the following shareholders with an interest in 3% or more of the issued share capital as of April 15, 2008:

	Ordinary Shares	Percentage Held
The London Pacific Group 1990 Employee Share Option Trust [(1)]	13,084,681	20.3%
SC Fundamental Value Fund, L.P.	5,634,240 [(2)]	8.7%
SC Fundamental Value BVI, Ltd.	4,079,970 [(3)]	6.3%
Mr. P. Gyllenhammar [(4)]	5,175,000	8.0%
Bronsstädet AB	3,130,000	4.9%
The Union Discount Company of London Limited	2,045,000	3.2%

(1) 2,000,000 of these shares are under option (at an exercise price of $5.40) to Arthur I. Trueger and are not included in the 29.9% above.

(2) 3,067,740 are held in ADR form.

(3) 2,221,470 are held in ADR form.

(4) Includes interest in the shares held by The Union Discount Company of London Limited and Bronsstädet AB, shown below.

Except as noted above, there were no other interests of the directors in any contract of significance to which the Company or any of its subsidiaries was a party at any time during or at the end of the year.

Corporate Governance

There is no general code of practice covering corporate governance in Jersey. Inevitably, our corporate governance procedures are affected by the small size of our company with only seven employees. The most significant way in which the Company's corporate governance practice differs from the "Combined Code on Corporate Governance" in the United Kingdom is that the role of Chairman and Chief Executive Officer is combined. Also, two of the three current non-executive directors have been directors for over nine years, but the Board considers all three non-executive directors as independent in character and judgment. None of the directors has a service contract with the Company.

Meetings of the Board

The board of directors held four meetings during 2007. The Board has three committees: Audit, Compensation and Business Development. The Audit Committee held four meetings during 2007, and there were no meetings held by the Compensation Committee and the Business Development Committee. Director attendance at all Board and committee meetings was 100% during 2007.

Committees of the Board

- Audit Committee: Harold E. Hughes, Jr. (Chairman), The Viscount Trenchard
- Compensation Committee: Victor A. Hebert (Chairman), Harold E. Hughes, Jr.
- Business Development Committee: Harold E. Hughes, Jr., The Viscount Trenchard

Directors' Responsibilities as Regards to the Financial Statements

Jersey company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the net income or loss of the Company for that period. In preparing those financial statements, the directors are required to:

i) Select suitable accounting policies and then apply them consistently;

ii) Make judgments and estimates that are reasonable and prudent;

iii) State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

iv) Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. The directors are also responsible for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Results and Dividends

The Group's consolidated net income for the year amounted to $0.4 million. In view of the Company's requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, an interim dividend for 2007 was not paid and the Board of Directors will not be recommending a final dividend for the year 2007.

The London Pacific Group 1990 Employee Share Option Trust has waived its entitlement to dividends.

Taxation Implications

Charities, superannuation funds and certain assurance companies in the United Kingdom, together with individual investors who are not resident in Jersey, may be entitled to a full or partial repayment of the Jersey income tax credit arising on distributions, on submission of a claim to the Jersey Comptroller of Income Tax. Shareholders should consult their tax advisor with respect to their own tax positions.

Auditors

BDO Stoy Hayward LLP and BDO Seidman, LLP have indicated their willingness to continue in office.

During 2007, the Company's Audit Committee pre-approved all audit and permissible non-audit related fees incurred with BDO Stoy Hayward LLP and BDO Seidman, LLP. The Audit Committee considered and concluded that the provision of the non-audit services during 2007 was compatible with maintaining the independence of BDO Stoy Hayward LLP and BDO Seidman, LLP.

By Order of the Board

Robert A. Cornman
Secretary

4 Wests Centre
Bath Street
St. Helier JE2 4ST
Jersey, Channel Islands

April 15, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements, and the notes thereto, presented elsewhere in this Report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. This section should also be read in conjunction with the "Forward-Looking Statements and Factors That May Affect Future Results" which are set forth below and in our filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-Looking Statements and Factors That May Affect Future Results

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's current beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goals," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Future outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Factors that could cause or contribute to deviations from the forward-looking statements include those discussed in this section, elsewhere in this Report and in our filings with the SEC. The factors include, but are not limited to, (i) variations in demand for our products and services, (ii) the success of our new products and services, (iii) significant changes in net cash flows in or out of our businesses, (iv) fluctuations in the performance of debt and equity markets worldwide, (v) the enactment of adverse state, federal or foreign regulation or changes in government policy or regulation (including accounting standards) affecting our operations, (vi) the effect of economic conditions and interest rates in the U.S., the U.K. or internationally, (vii) the ability of our subsidiaries to compete in their respective businesses, (viii) our ability to attract and retain key personnel, and (ix) actions by governmental authorities that regulate our businesses, including insurance commissions.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

Income before income taxes for our reportable operating segments, based on management's internal reporting structure, is as follows:

	Years Ended December 31, 2007	2006
	(In thousands)	
Income (loss) from continuing operations before income tax expense by operating segment:		
Venture capital and consulting	$ 317	$ (403)
Life insurance and annuities	1,228	(221)
	1,545	(624)
Reconciliation of segment amounts to consolidated amounts:		
Interest and other fee income	226	283
Corporate expenses	(1,392)	(2,336)
Interest expense	(1)	(1)
Consolidated income (loss) from continuing operations before income tax expense	$ 378	$ (2,678)

Business segment data contained in Note 16 to the Consolidated Financial Statements should be read in conjunction with this discussion. A detailed discussion of the results for each reportable segment follows.

Venture Capital and Consulting

Certain information regarding our venture capital and consulting segment's results of operations is as follows:

	Years Ended December 31, 2007	2006
	(In thousands)	
Revenues and net investment gains:		
Consulting fees	$ 1,718	$ 705
Change in net unrealized investment gains and losses on trading securities	-	18
Total revenues and net investment gains	1,718	723
Operating expenses	1,401	1,126
Income (loss) from continuing operations before income tax expense	$ 317	$ (403)

2007 compared to 2006

In 2007, our venture capital and consulting segment contributed income before income taxes of $0.3 million to our overall income from continuing operations before income taxes, compared to a loss before income taxes of $0.4 million in 2006. The improved results for this segment were attributable to a $1.0 million increase in consulting fee revenues.

Consulting fee revenues increased from $0.7 million in 2006 to $1.7 million in 2007, due to a contract that was signed with a new client in early 2007 that generated $0.9 million in consulting fees. That contract ran through the end of 2007. A new contract has been signed with this client in 2008. The scope of our work under this new contract has been reduced and, accordingly, consulting revenues from this client during 2008 are expected to be significantly lower than in 2007.

Under the 2007 contract referenced above, we are entitled to earn additional compensation in the future depending upon the performance of certain venture capital investments made by the client with our assistance. Any such compensation would be paid to us as a proportion of any capital gain realized by the client, after deducting certain costs, upon a defined realization of the investment by the client.

Some of the consulting agreements that we have had, provided that we receive promissory notes that were convertible into preferred stock, or common stock options, as part of our compensation. During 2007, we received preferred stock in a consulting client valued at $140,000. We also hold common stock options in two technology companies that are now fully vested, though we believe that currently these have no value.

Operating expenses in this segment increased by $0.3 million to $1.4 million in 2007 primarily due to higher staff costs allocated to this segment. During 2006, some employees who are normally dedicated to the venture capital and consulting segment spent part of their time on certain corporate matters. During 2007, these employees were able to focus more fully on venture capital and consulting activities.

Life Insurance and Annuities

Certain information regarding our life insurance and annuities segment's results of operations is as follows:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Revenues and net investment gains (losses):		
Investment income	$ 578	$ 937
Insurance policy charges	2	2
Net realized investment gains (losses)	1,198	(2)
Total revenues and net investment gains (losses)	1,778	937
Expenses:		
Amounts credited on insurance policyholder accounts	44	468
General and administrative expenses	506	690
Total expenses	550	1,158
Income (loss) from continuing operations before income tax expense	$ 1,228	$ (221)

LPAL's policyholder liabilities fell during 2007 by $3.5 million to $0.1 million primarily due to maturing policies. LPAL now has three policies remaining which are scheduled to mature in 2009. There are no plans currently to write new policies.

2007 compared to 2006

In 2007, LPAL contributed income before income taxes of $1.2 million to our overall income from continuing operations before income taxes, compared to a loss before income taxes of $0.2 million in 2006. This improved result in 2007 is attributable to the receipt of a $1.2 million partial distribution from the WorldCom, Inc. securities litigation and a $0.2 million decrease in operating expenses.

Interest income on cash and investments declined by $0.3 million in 2007 to $0.6 million, primarily due to the decline in the level of LPAL's corporate bond investments and cash, which was consistent with the decline in policyholder liabilities during 2007. The level of LPAL's corporate bonds and cash at the end of 2007 was $10.3 million, compared with $13.4 million at the end of 2006. Interest credited on policyholder accounts decreased by $0.4 million in 2007 to $44,000, compared to $0.5 million in 2006. This decrease was due primarily to policy maturities since December 31, 2006. The average rate credited to policyholders was 4.8% in 2007, compared with 5.1% in 2006.

Total assets decreased to $12.2 million as of December 31, 2007, compared to $14.5 million as of December 31, 2006, primarily due to policyholder benefits paid of $3.5 million during 2007.

Realized investment gains for 2007 were $1.2 million. This amount was received in January 2007 and represents a partial distribution from the WorldCom, Inc. securities litigation. LPAL held certain WorldCom, Inc. publicly traded bonds which it sold at a loss in 2002. This $1.2 million payment reverses part of the realized loss recorded in 2002. Since this payment is for LPAL's account, it is not available to fund the operations or commitments of the Company or its other subsidiaries.

Policyholder liabilities as of December 31, 2007 were $141,000. There were three policies outstanding as of that date totaling $95,000 which are scheduled to mature in 2009. The balance of $46,000 relates to two death claims which are pending payment.

Included in general and administrative expenses for 2007 are $44,000 of employee severance costs. Excluding these employee severance costs, general and administrative expenses for 2007 were $0.5 million, compared with $0.7 million for 2006. This $0.2 million decrease was primarily due to lower staff costs as well as to lower facilities costs subsequent to the sublease of our Jersey office in mid-2006. We no longer have staff or operations in Jersey, though LPAL maintains a registered office in Jersey and is still regulated by the JFSC.

Subsequent Events

LPAL received a $0.3 million payment in February 2008, representing the final distribution from the WorldCom, Inc. securities litigation, which will be recognized in the Group's statement of operations for the first quarter of 2008. Since this payment is for LPAL's account, it is not available to fund the operations or commitments of the Company or its other subsidiaries.

In February 2008, LPAL submitted a claim in the Enron Securities class action settlement, based on certain Enron bonds previously held by LPAL which LPAL believes constitute "Category 1" securities eligible for the Enron settlement proceeds. We do not expect any payment based on LPAL's claim until 2009 at the earliest. The amount of the recovery of LPAL's realized investment losses recorded in 2002 is currently unknown.

Corporate and Other

2007 compared to 2006

Corporate expenses decreased by $0.9 million to $1.4 million in 2007, compared to 2006. This decrease was due to losses associated with the sublease of our Jersey office of $0.2 million recorded in 2006; the settlement of the SunGard litigation matter during 2006 which resulted in lower legal fees of $0.4 million in 2007 and lower staff allocations to the corporate segment in 2007 of $0.2 million; lower corporate insurance costs of $0.1 million; and lower staff costs of $0.1 million due to the reduction in staff during the first half of 2007. We expect corporate expenses to decline in 2008 compared to 2007, primarily due to the closure of our Jersey office in mid-2007. The Company however continues to maintain a registered office in Jersey.

Consolidated Income (Loss) from Continuing Operations Before Income Tax Expense

2007 compared to 2006

Our consolidated income from continuing operations before income tax expense was $0.4 million in 2007, compared to a loss before income taxes of $2.7 million in 2006. This $3.1 million improvement in results was due primarily to an increase in consulting fee revenues of $1.0 million, a decrease in operating expenses of $0.9 million (as explained above), and the $1.2 million realized investment gain from the partial settlement proceeds from the WorldCom, Inc. securities litigation.

We continue to pursue opportunities to grow the business in the future, however, there is no guarantee that we will be successful in redeveloping our venture capital and consulting operations.

Income Taxes

We are subject to taxation on our income in all countries in which we operate based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. We are subject to income tax in Jersey at a rate of 20%. In the United States, we are subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

2007 compared to 2006 (continuing operations)

The $2,000 tax expense for 2007 is comprised of our minimum California taxes. Other than these taxes, no other tax expense or benefits were applicable to our Group for this period. Income before income taxes of $0.3 million was contributed by our Jersey and Guernsey operations, however this includes the $1.2 million of investment gain related to the partial WorldCom, Inc. litigation settlement which is treated as a capital gain for tax purposes. Realized gains on certain investments are not taxed in Jersey. Our U.S subsidiaries contributed income before income taxes of $0.1 million during 2007. Due to net operating loss carryforwards to 2007, our U.S. subsidiaries have no tax liability for 2007. In 2006, our only tax expense was $5,000 of minimum California taxes.

Discontinued Operations

The $1.0 million loss on discontinued operations recorded in 2006 resulted from the write-off of the $1.0 million of cash held in escrow which was part of the proceeds from the sale of London Pacific Advisors in June 2003 held back to cover any of the Group's indemnity obligations. For further information see Note 2 "Discontinued Operations" to the Consolidated Financial Statements.

While the $1.0 million loss on discontinued operations in 2006 was attributable to one of our U.S subsidiaries, we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

CRITICAL ACCOUNTING POLICIES

Management has identified those accounting policies that are most important to the accurate portrayal of our financial condition and results of operations and that require management's most complex or subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These most critical accounting policies pertain to our investments, life insurance policy liabilities, revenue recognition, and assumptions used to value share options granted. These critical accounting policies are described below.

Accounting for Investments

As the majority of the Group's assets are in its life insurance and annuities business, the Group considers itself an insurance company for financial reporting purposes. As such, we comply with the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," for all of our debt and equity investments. In accordance with paragraph 127(b) of SFAS 115, insurance companies are required to report equity securities at fair value even if they do not meet the scope criteria in paragraph 3 of SFAS 115. Thus, all of our investments must be reported at fair value, and temporary changes in fair value are recognized as unrealized gains and losses and reported, net of applicable income taxes, in a separate component of shareholders' equity.

Determination of Fair Values of Investments

When a quoted market price is available for a security, we use this price in the determination of fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on valuation methodologies as described below.

We hold investments in privately held equity securities, primarily convertible preferred stock in venture capital companies doing business in various segments of technology industries. Venture capital investing entails making investments in companies that are developing products or services for large emerging markets with the belief that these investments will yield superior returns if these companies are successful. These investments are normally held for a number of years. When we make these investments, most of the companies are still developing the products they intend to bring to market or are in the early stages of product sales. Venture capital financed companies are net consumers of cash and often dependent upon additional financing to execute their business plans. These investments involve substantial risk and the companies generally lack meaningful historical financial results used in traditional valuation models. The process of pricing these securities ranges from fierce competitive bidding between financial institutions to existing investors negotiating prices with the company without outside investor validation. Investments in convertible preferred stock come with rights that vary dramatically both from company to company and between rounds of financing within the same company. These rights, such as anti-dilution, redemption, liquidation preferences and participation, bear directly on the price an investor is willing to pay for a security. The returns on these investments are generally realized through an initial public offering of the company's shares or, more commonly, through the company's acquisition by a public company.

One of the factors affecting fair value is the amount of time before a company requires additional financing to support its operations. Management believes that companies that are financed to the estimated point of operational profitability or for a period greater than one year will most likely return value to the investor through an acquisition between a willing buyer and seller, as the company does not need to seek financing from an opportunistic investor or insider in an adverse investment environment. If a particular company needs capital in the near term, management considers a range of factors in its fair value analysis, including our ability to recover our investment through surviving liquidation preferences. Management's valuation methodologies also include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, and overall equity market conditions. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of our investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

The determination of fair values of investments requires the application of significant judgment. It is possible that the factors evaluated by management and fair values will change in subsequent periods, especially with respect to our privately held equity securities in technology companies, resulting in material impairment charges in future periods. Historically, we have determined that our best estimate of the fair value of our private equity investments has equaled our cost basis, unless there has been a temporary or other-than-temporary impairment of the investment.

Other-than-temporary Impairments of Investments

Management performs an ongoing review of all investments in the portfolio to determine if there are any declines in fair value that are other-than-temporary.

In relation to our equity securities that do not have a readily determinable fair value and are classified as available-for-sale, factors considered in impairment reviews include: (i) the length of time and extent to which estimated fair values have been below cost and the reasons for the decline, (ii) the investee's recent financial performance and condition, earnings trends and future prospects, (iii) the market condition of either the investee's geographic area or industry as a whole, and (iv) concerns regarding the investee's ability to continue as a going concern (such as the inability to obtain additional financing). If the evidence supports that a decline in fair value is other-than-temporary, then the investment is reduced to its estimated fair value, which becomes its new cost basis, and a realized loss is reflected in earnings.

We determine that a fixed maturity security is impaired when it is probable that we will not be able to collect amounts due (principal and interest) according to the security's contractual terms. We make this determination by considering all available facts and circumstances, including our intent and ability to continue to hold the investment to maturity. The factors we consider include: (i) the length of time and extent to which the market values have been below amortized cost and the reasons for the decline, (ii) the issuer's recent financial performance and condition, earnings trends and future prospects in the near to mid-term, (iii) changes in the issuer's debt rating and/or regulatory actions or other events that may effect the issuer's operations, (iv) the market condition of either the issuer's geographic area or industry as a whole, and (v) factors that raise doubt about the issuer's ability to continue as a going concern. If the evidence supports that a decline in fair value is other-than-temporary, then the fixed maturity security is written down to its quoted market value, if such a value is available. If a readily determinable fair value does not exist, then the fixed maturity security is written down to management's estimate of its fair value, which is based on the valuation methodologies described above. Write-downs are recorded as realized losses and included in earnings.

The evaluations for other-than-temporary impairments require the application of significant judgment. It is possible that the impairment factors evaluated by management and fair values will change in subsequent periods, especially with respect to privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Life Insurance Policy Liabilities

We account for life insurance policy liabilities in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." We account for life insurance policy liabilities for deferred annuities as investment-type insurance products and we record these liabilities at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

Revenue Recognition

The timing of revenue recognition for consulting services requires a degree of judgment. Under SEC Staff Accounting Bulletin No. 104 ("SAB 104"), revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed and determinable and collectibility is reasonably assured. We recognize consulting fee revenues in our consolidated statement of operations as the services are performed, if all the conditions of SAB 104 are met. We do not recognize performance based revenues under a consulting arrangement until the payments are earned, the client has acknowledged the liability in writing and collectibility is reasonably assured.

Valuation of Share Options Granted

We calculate the fair value of share option grants to employees using the Black-Scholes option pricing model, even though this model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's share options. The Black-Scholes model also requires subjective assumptions, including future share price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's share price. These factors could change in the future, which would affect the share based compensation expense in future periods, if the Company, through the ESOT, should grant additional share options. It should be noted, however, that share based compensation expense in the Company's consolidated statement of operations has no negative impact on total shareholders' equity because there is an offsetting entry to additional paid-in capital in the Company's consolidated balance sheet.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for a summary of recently issued accounting pronouncements.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents increased during 2007 by $7.9 million from $6.7 million as of December 31, 2006 to $14.6 million as of December 31, 2007. This increase in cash and cash equivalents primarily resulted from $12.2 million of cash provided by investing activities, partially offset by $3.6 million and $0.8 million of cash used in financing activities and operating activities, respectively. Cash provided by investing activities primarily related to the maturity of fixed maturity securities in LPAL and the Group, partially offset by the purchase of an available-for-sale private equity security by LPAL. Cash used in financing activities related to insurance policyholder benefits paid by LPAL. Cash used in operating activities primarily resulted from the $0.4 million in operating income for 2007, less the $1.2 million partial proceeds from the WorldCom, Inc. securities litigation settlement which is included in cash flows from investing activities. As of December 31, 2007, our cash and cash equivalents, excluding the amount held by LPAL, amounted to $4.3 million, an increase of $1.9 million from December 31, 2006. We received $3.0 million in proceeds from the maturity of corporate bonds during 2007, which were partially offset by cash used in operating activities.

The $10.3 million of cash and cash equivalents held by LPAL, as well as the $1.8 million of investments held by LPAL, are not currently available to fund the operations or commitments of the Company or its other subsidiaries. However, a dividend could be paid from LPAL to the Company upon approval from the JFSC, although currently the Company does not have plans to request such a dividend.

Shareholders' equity increased during 2007 by $0.6 million from $15.9 million at December 31, 2006 to $16.5 million as of December 31, 2007, primarily due to net income for the period of $0.4 million. As of December 31, 2007 and 2006, $62.6 million of our Ordinary Shares, at cost, held by the employee benefit trusts have been netted against shareholders' equity.

During 2007, LPAL continued to service its existing policyholders. During this period, policy surrenders totaled $0.1 million and policy maturities and death claims totaled $3.5 million. Policyholder liabilities were $0.1 million as of December 31, 2007, compared to $3.6 million as of December 31, 2006. We do not expect any surrender activity during 2008. The policies remaining at December 31, 2007 are scheduled to mature in 2009. LPAL has sufficient liquid resources to fund these maturities. As of December 31, 2007, LPAL had cash of $10.3 million.

As of December 31, 2007, we had no bank borrowings, guarantee obligations, material commitments outstanding for capital expenditures or additional funding for private equity portfolio companies.

As of December 31, 2007, we had $4.3 million of cash and cash equivalents, excluding cash held by our life insurance and annuities segment. We believe that this cash balance is sufficient to fund our operations (venture capital and consulting and corporate activities) over at least the next 12 months.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Investments (principally of life insurance subsidiary):		
Fixed maturities:		
Available-for-sale, at fair value (amortized cost: $0 and $9,021 as of December 31, 2007 and 2006, respectively)	$ -	$ 9,007
Held-to-maturity, at amortized cost (fair value: $0 and $3,004 as of December 31, 2007 and 2006, respectively)	-	3,009
Equity securities:		
Available-for-sale, at estimated fair value	1,984	844
Total investments	1,984 [1]	12,860
Cash and cash equivalents	14,568 [1]	6,707
Accrued investment income	15	304
Property and equipment, net	14	17
Other assets	586	349
Total assets	$ 17,167	$ 20,237
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Life insurance policy liabilities	$ 141	$ 3,640
Accounts payable and accruals	547	674
Total liabilities	688	4,314
Commitments and contingencies (See Note 10)		
Shareholders' equity:		
Ordinary shares, $0.05 par value per share: 86,400,000 shares authorized; 64,439,073 shares issued and outstanding as of December 31, 2007 and 2006	3,222	3,222
Additional paid-in capital	67,789	67,718
Retained earnings	8,465	7,999
Employee benefit trusts, at cost (13,522,381 shares as of December 31, 2007 and 2006)	(62,598)	(62,598)
Accumulated other comprehensive loss	(399)	(418)
Total shareholders' equity	16,479	15,923
Total liabilities and shareholders' equity	$ 17,167	$ 20,237

Arthur I. Trueger
Executive Chairman

Trenchard
Director

April 15, 2008

[1] Includes $1,844 of investments and $10,315 of cash and cash equivalents in the Company's insurance subsidiary (London Pacific Assurance Limited ("LPAL")) which are not currently available to fund the operations or commitments of the Company or its other subsidiaries.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share and ADS amounts)

	Years Ended December 31, 2007	2006
Continuing operations:		
Revenues:		
Investment income	$ 804	$ 1,203
Insurance policy charges	2	2
Consulting and other fee income	1,718	722
Net realized investment gains (losses)	1,198	(2)
Change in net unrealized investment gains and losses on trading securities	-	18
	3,722	1,943
Expenses:		
Amounts credited on insurance policyholder accounts	44	468
Operating expenses	3,299	4,152
Interest expense	1	1
	3,344	4,621
Income (loss) from continuing operations before income tax expense	378	(2,678)
Income tax expense	2	5
Income (loss) from continuing operations	376	(2,683)
Discontinued operations:		
Loss on disposal of discontinued operations, net of income tax expense of $0	-	(1,000)
Loss on discontinued operations	-	(1,000)
Net income (loss)	$ 376	$ (3,683)
Basic and diluted earnings (loss) per share and ADS:		
Basic and diluted earnings (loss) per share:		
Continuing operations	$ 0.01	$ (0.05)
Discontinued operations	-	(0.02)
	$ 0.01	$ (0.07)
Basic and diluted earnings (loss) per ADS:		
Continuing operations	$ 0.07	$ (0.53)
Discontinued operations	-	(0.20)
	$ 0.07	$ (0.73)

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31, 2007	2006
Net income (loss)	$ 376	$ (3,683)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	5	32
Non-cash consulting fees	(140)	-
Amounts credited on insurance policyholder accounts	44	468
Net realized investment losses (gains)	(1,198)	2
Loss on forfeiture of escrow	-	1,000
Change in net unrealized investment gains and losses on trading securities	-	(18)
Net amortization of investment premiums and discounts	30	185
Share based compensation	71	58
Net changes in operating assets and liabilities:		
Trading equity securities	-	108
Accrued investment income	289	305
Other assets	(237)	(37)
Life insurance policy liabilities	(2)	(2)
Accounts payable, accruals and other liabilities	(27)	168
Other operating cash flows	2	25
Net cash used in operating activities	(787)	(1,389)
Cash flows from investing activities:		
Purchases of held-to-maturity fixed maturity securities	-	(3,036)
Purchases of available-for-sale fixed maturity securities	-	(9,082)
Purchases of available-for-sale equity securities	(1,000)	-
Proceeds from maturity of held-to-maturity fixed maturity securities	3,000	7,000
Proceeds from sale and maturity of available-for-sale fixed maturity securities	9,000	14,364
Partial proceeds from WorldCom, Inc. securities litigation settlement	1,198	-
Capital expenditures	(4)	(7)
Net cash provided by investing activities	12,194	9,239

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Years Ended December 31,	
	2007	2006
Cash flows from financing activities:		
Insurance policyholder benefits paid	(3,560)	(11,625)
Net cash used in financing activities	(3,560)	(11,625)
Effect of exchange rate changes on cash	14	443
Net increase (decrease) in cash and cash equivalents	7,861	(3,332)
Cash and cash equivalents at beginning of year	6,707	10,039
Cash and cash equivalents at end of year (1)	$ 14,568	$ 6,707

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Income taxes (net of amounts recovered)	$ 2	$ 5

(1) The amount for December 31, 2007 includes $10,315 in the Company's insurance subsidiary (LPAL) which is not currently available to fund the operations or commitments of the Company or its other subsidiaries.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Ordinary Shares Number	Ordinary Shares Amount	Additional Paid-in Capital	Retained Earnings	Employee Benefit Trusts	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of January 1, 2006	64,439	$ 3,222	$ 67,660	$ 11,682	$ (62,598)	$ (363)	$ 19,603
Net loss	-	-	-	(3,683)	-	-	(3,683)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	(34)	(34)
Foreign currency translation adjustment	-	-	-	-	-	(21)	(21)
Share based compensation, including income tax effect of $0	-	-	58	-	-	-	58
Balance as of December 31, 2006	64,439	$ 3,222	$ 67,718	$ 7,999	$ (62,598)	$ (418)	$ 15,923
Net income	-	$ -	$ -	$ 376	$ -	$ -	$ 376
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	14	14
Foreign currency translation adjustment	-	-	-	-	-	5	5
Unclaimed dividends	-	-	-	90	-	-	90
Share based compensation, including income tax effect of $0	-	-	71	-	-	-	71
Balance as of December 31, 2007	64,439	$ 3,222	$ 67,789	$ 8,465	$ (62,598)	$ (399)	$ 16,479

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31, 2007	2006
Net income (loss)	$ 376	$ (3,683)
Other comprehensive income (loss), net of deferred income taxes:		
Foreign currency translation adjustments, net of income taxes of $0	5	(21)
Change in net unrealized gains and losses:		
Unrealized holding gains and losses on available-for-sale securities	14	(14)
Reclassification adjustment for gains and losses included in net income (loss)	-	(20)
Other comprehensive income (loss)	19	(55)
Comprehensive income (loss)	$ 395	$ (3,738)

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

As used herein, the terms "registrant" and "Company" refer to Berkeley Technology Limited. Except as the context otherwise requires, the term "Group" refers collectively to the registrant and its subsidiaries.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared by the Company in conformity with United States generally accepted accounting principles ("U.S. GAAP"). These consolidated financial statements include the accounts of the Company, its subsidiaries, the Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT"). Significant subsidiaries included in the continuing operations of the Group and discussed in this document include London Pacific Assurance Limited ("LPAL") and Berkeley International Capital Corporation ("BICC"). All intercompany transactions and balances have been eliminated in consolidation.

The consolidated balance sheets are presented in an unclassified format as the majority of the Group's assets relate to its life insurance and annuities business. The Group's other business is venture capital and consulting.

The Company is incorporated under the laws of Jersey, Channel Islands. Its Ordinary Shares are traded on the London Stock Exchange and in the U.S. on the OTC Bulletin Board in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents ten Ordinary Shares. Pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"), the Company is considered a U.S. domestic registrant and must file financial statements prepared under U.S. GAAP. As the Company is a "Smaller Reporting Company" as defined by SEC rules that became effective on February 4, 2008, only two years of financial statements are included herein.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investments

As the majority of the Group's assets are in its life insurance and annuities business, the Group considers itself an insurance company for financial reporting purposes. As such, the Group complies with the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," for all of its debt and equity investments. In accordance with paragraph 127(b) of SFAS 115, insurance companies are required to report equity securities at fair value even if they do not meet the scope criteria in paragraph 3 of SFAS 115. Thus, all of the Group's investments are reported at fair value, and temporary changes in fair value are recognized as unrealized gains and losses and reported, net of applicable income taxes, in a separate component of shareholders' equity.

The Group's investments consist of fixed maturity and equity securities. Fixed maturity securities are classified as either available-for-sale or held-to-maturity, and equity securities are classified as either trading or available-for-sale. The investments are accounted for as follows:

i) Available-for-sale securities are recorded at fair value, with changes in unrealized gains and losses excluded from net income, but reported net of applicable income taxes as a separate component of accumulated other comprehensive income;

ii) Held-to-maturity securities are recorded at amortized cost unless these securities become other than temporarily impaired; and

iii) Trading securities are recorded at fair value with changes in unrealized gains and losses included in net income.

When a quoted market price is available for a security, the Group uses this price to determine fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on appropriate valuation methodologies. Management's valuation methodologies include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, overall equity market conditions, and the level of financing already secured and available. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of the Group's investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

Amortization of premiums and accretion of discounts on fixed maturity securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on securities are included in net income using the specific identification method. Any other-than-temporary declines in the fair value of available-for-sale or held-to-maturity securities, below the cost or amortized cost basis, are recognized as realized losses in the consolidated statements of operations. The cost basis of such securities is adjusted to reflect the write-down recorded.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis at rates sufficient to write-off such assets over their estimated useful lives on the following basis:

Furniture and equipment	- five years
Computer equipment, including software	- three to five years
Leasehold improvements	- life of lease

Assets held under capital leases are included in property, equipment and leasehold improvements and are depreciated over their estimated useful lives. The future obligations under these leases are included in accounts payable and accruals. Interest paid on capital leases is charged to the statement of operations over the periods of the leases.

Life Insurance Policy Liabilities, Revenues and Expenses

Life insurance policy liabilities, premium revenues and related expenses are accounted for in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," as follows:

i) Life insurance policy liabilities for deferred annuities are accounted for as investment-type insurance products and are recorded at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees);

ii) Revenues for investment-type insurance products consist of charges assessed against policy account values for surrenders; and

iii) Benefits for investment-type insurance products are charged to expense when incurred and reflect the claim amounts in excess of the policy account balance. Expenses for investment-type products include the interest credited to the policy account balance.

Revenue Recognition

Interest income is accounted for on an accrual basis. Dividends are accounted for when declared.

Consulting fees are recognized in income on an accrual basis, based upon when services are performed and in accordance with SEC Staff Accounting Bulletin No. 104 ("SAB 104"). Under SAB 104, revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed and determinable and collectibility is reasonably assured. Performance based revenues under a consulting arrangement are not recorded until the payments are earned, the client has acknowledged the liability in writing and collectibility is reasonably assured.

Share Based Compensation

Equity compensation plan

The London Pacific Group 1990 Employee Share Option Trust ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. Options are generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Such grants to employees and directors are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven to ten years from the date of grant.

Share based compensation expense

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment," which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including share options, based on the fair value of the award on the grant date, and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123R supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified prospective transition method as permitted under SFAS 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS 123R, the Company used the intrinsic value method as prescribed by APB 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's ordinary shares on the date of grant.

In November 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position No. FAS 123(R)-3 ("FSP 123R-3"), "Transition Election Related to Accounting for the Tax Effects of Share-Based Payments." The Company has elected to adopt the alternative transition method provided in FSP 123R-3 for calculating the tax effects of share based compensation under SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of share based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of share based compensation awards that are outstanding upon adoption of SFAS 123R.

SFAS 123R requires companies to estimate the fair value of share based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

Share based compensation expense recognized in the Company's consolidated statement of operations for the year ended December 31, 2006 includes compensation expense for share options granted prior to, but not yet vested as of December 31, 2005, based on the fair value estimated as of the date of grant in accordance with the provisions of SFAS 123R. No share options were granted during 2006. Share based compensation expense for 2007 includes compensation expense for share options granted prior to, but not yet vested as of December 31, 2006, as well as compensation expense for 4.5 million share options granted to employees and directors on March 27, 2007. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share based compensation expense calculated in accordance with SFAS 123R is to be based on awards ultimately expected to vest, and therefore the expense should be reduced for estimated forfeitures. The Company's estimated forfeiture rate of zero percent for the years ended December 31, 2007 and 2006 is based upon the fact that all unvested options relate to longstanding employees and directors. One employee who held share options left the Company during the third quarter of 2007 and his 50,000 unvested share options were forfeited. However, this fact does not change the Group's management estimate of zero percent forfeitures for future periods.

SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. As there were no share option exercises during 2007 or 2006, the Company had no related tax benefits during those years. Prior to the adoption of SFAS 123R, those tax benefits would have been reported as operating cash flows had the Company received any tax benefits related to share option exercises.

The fair value of share option grants to employees is calculated using the Black-Scholes option pricing model, even though this model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's share options. The Black-Scholes model also requires subjective assumptions, including future share price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's share price. These factors could change in the future, which would affect the share based compensation expense in future periods, if the Company, through the ESOT, should grant additional share options.

Income Taxes

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Group recognizes taxes payable or refundable for the current year, and deferred tax assets and liabilities due to temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes.

The Group provides a valuation allowance for deferred income tax assets if it is more likely than not that some portion of the deferred income tax asset will not be realized. The Group includes in income any increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realization of the related deferred income tax asset.

The Group includes in additional paid-in capital the tax benefit on share options exercised during the period to the extent that such exercises result in a permanent difference between financial statement and tax basis compensation expense.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective on January 1, 2007. The adoption of the FIN 48 did not have any impact on the Company's consolidated financial statements.

Earnings Per Share and ADS

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." This statement requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income or loss by the weighted-average number of Ordinary Shares outstanding during the applicable period, excluding shares held by the ESOT and the ALOT which are regarded as treasury stock for the purposes of this calculation. The Company has issued employee share options, which are considered potential common stock under SFAS 128. The Company has also issued Ordinary Share warrants to the Bank of Scotland in connection with the Company's bank facility (now terminated), which are also considered potential common stock under SFAS 128. Diluted earnings per share is calculated by dividing net income by the weighted-average number of Ordinary Shares outstanding during the applicable period as adjusted for these potentially dilutive options and warrants which are determined based on the "Treasury Stock Method."

Earnings (loss) per ADS is equivalent to ten times earnings (loss) per Ordinary Share.

Foreign Currencies

Prior to July 1, 2007, the Group used the British pound sterling ("sterling") as the functional currency of LPAL and the U.S. dollar as the functional currency of the Company and all other significant subsidiaries. Due to significant changes in the operating environment of LPAL, the functional currency of LPAL was changed to the U.S. dollar effective July 1, 2007. By the end of the second quarter of 2007, almost all policies had been redeemed, and LPAL's sterling assets were a small portion of its total assets. In addition, LPAL's sterling operating expenses have been significantly reduced. With this change in functional currency, LPAL's foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities into

U.S. dollars are included in operating expenses in the Group's consolidated statement of operations, rather than included in a separate component of other comprehensive income in shareholders' equity, effective July 1, 2007. This change did not have a material impact on the Group's consolidated statement of operations. The $(399,000) balance as of June 30, 2007 in accumulated other comprehensive income (loss) in the Group's consolidated balance sheet will remain until such time LPAL is sold or liquidated.

Comprehensive Income

Comprehensive income consists of net income; changes in unrealized gains and losses on available-for-sale securities, net of income taxes; and foreign currency translation gains or losses arising on the translation of the Group's non-U.S. dollar based subsidiaries.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial assets and financial liabilities within its scope for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company will adopt SFAS 157 for financial assets and financial liabilities within its scope during the first quarter of 2008 and does not anticipate the adoption to have a material impact on its financial statements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2"), "Effective Date of FASB Statement No. 157," which defers the effective date of SFAS 157 for all non-financial assets and non-financial liabilities for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of FSP FAS 157-2. The Company does not expect that the adoption of this standard for non-financial assets and non-financial liabilities will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. SFAS 159 is effective no later than fiscal years beginning after November 15, 2007. The Company has the option of adopting this standard for the first quarter of 2008. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial statements because the Company does not expect to apply the provisions of SFAS 159 to any existing financial instruments.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R ("SFAS 141R"), "Business Combinations." SFAS 141R requires the acquiring entity in a business combination to recognize all of the assets acquired and liabilities assumed in the transaction at fair value as of the acquisition date. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect that the adoption of SFAS 141R will have on its consolidated financial statements. However, the adoption of SFAS 141R is not expected to have an impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as a minority interest, is an ownership interest in the consolidated entity that should be reported in the equity section of the balance sheet. Among other requirements, the statement requires that the consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated income statement. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is not permitted. The Company is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated financial statements. However, the adoption of SFAS 160 is not expected to have an impact on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities, and amendment of FASB Statement No. 133." This statement requires enhanced disclosures about how derivative and hedging activities affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As the Company currently does not engage in derivative and hedging activities, the adoption of SFAS 161 is not expected to have an impact on the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements as well as the reported amount of revenues and expenses during this reporting period. Actual results could differ from these estimates. Certain estimates such as fair value and actuarial assumptions have a significant impact on the gains and losses recorded on investments and balance of life insurance policy liabilities.

Note 2. Discontinued Operations

The $1.0 million loss on discontinued operations recorded in 2006 resulted from the write-off of the $1.0 million of cash held in escrow which was part of the proceeds from the sale of London Pacific Advisors ("LPA") in June 2003 held back to cover any of the Group's indemnity obligations. As disclosed in the Company's 2005 and 2006 Annual Reports, in February 2005, SunGard filed a lawsuit against the Company and certain of its subsidiaries alleging breaches of representations and warranties contained in the sale and purchase agreement. Subsequently, in April 2005, the Company filed a lawsuit against SunGard and certain of its affiliates accusing SunGard of wrongful conduct. In August 2006, the Company and SunGard entered into a settlement agreement covering the above actions. All lawsuits against each other were dismissed and the Company agreed to forego the $1.0 million escrow account, including accrued interest on the account. Accordingly, the $1.0 million of cash held in escrow (and $56,000 of interest earned on the escrow account) was written off as of June 30, 2006. The write-off of the $1.0 million original escrow amount has been shown as a loss on discontinued operations, and the write-off of the $56,000 of interest earned has been netted against investment income, in the Company's consolidated statement of operations for 2006.

Note 3. Investments

Summary Cost and Fair Value Information

Fixed Maturity Securities

The Group's fixed maturity securities as of December 31, 2006 were comprised of U.S. and non-U.S. corporate debt securities for which quoted market prices were available. During 2007, all of these fixed maturity securities matured.

An analysis of fixed maturity securities is as follows:

	December 31,							
	2007				2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Available-for-Sale:								
Non-U.S. corporate debt securities	$ -	$ -	$ -	$ -	$ 4,017	$ -	$ (6)	$ 4,011
Corporate debt securities	-	-	-	-	5,004	-	(8)	4,996
	-	-	-	-	9,021	-	(14)	9,007
Held-to-Maturity:								
Corporate debt securities	-	-	-	-	3,009	-	(5)	3,004
	-	-	-	-	3,009	-	(5)	3,004
Total fixed maturity securities	$ -	$ -	$ -	$ -	$12,030	$ -	$ (19)	$12,011

As of December 31, 2006, there were no non-income producing fixed maturity securities for the twelve months preceding that date.

Equity Securities

Equity securities are comprised of available-for-sale securities. An analysis of equity securities is as follows:

	December 31,							
	2007				2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Private corporate equity securities	$ 1,984	$ -	$ -	$ 1,984	$ 844	$ -	$ -	$ 844
Total available-for-sale equity securities	$ 1,984	$ -	$ -	$ 1,984	$ 844	$ -	$ -	$ 844

Investment Concentration and Risk

As of December 31, 2007, the Group's investments consisted of three private corporate equity securities with individual book values of less then 10% of the Group's shareholders' equity. One of these investments, with a book value of $1.0 million, is in preferred stock of a technology company that is a consulting client of BICC. Another investment, with a book value of $140,000, is in preferred stock of another technology company that is also a consulting client of BICC. The third investment has a book value of $844,000 and is in preferred stock of a technology company.

As of December 31, 2007, the Company's Jersey based life insurance subsidiary, LPAL, owned 93% of the Group's $2.0 million in available-for-sale private equity securities. LPAL is a regulated insurance company, and as such it must meet stringent capital adequacy requirements and no transfers, except in satisfaction of long-term business liabilities, are permitted from its long-term insurance fund without the consent of LPAL's directors and actuary. Dividends require the approval of the Jersey Financial Services Commission ("JFSC"). LPAL's investments are therefore not currently available to fund the operations or commitments of the Company or its other subsidiaries.

The Group held no fixed maturity securities considered less than investment grade as of December 31, 2006. The Group held no fixed maturity securities as of December 31, 2007.

Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized losses on fixed maturity securities classified as available-for-sale as of December 31, 2006 totaled $14,000. There were no related income taxes. The Group held no fixed maturity securities as of December 31, 2007.

There were no net unrealized losses on equity securities classified as available-for-sale as of December 31, 2007 or 2006.

Changes in net unrealized gains and losses on available-for-sale securities included in other comprehensive income for the years ended December 31, 2007 and 2006 were as follows:

	Net Unrealized Gains (Losses)		
	Fixed Maturity Securities	Equity Securities	Total
		(In thousands)	
Net unrealized gains on available-for-sale securities as of December 31, 2005	$ 20	$ -	$ 20
Changes during the year ended December 31, 2006:			
Unrealized holding gains and losses on available-for-sale securities	(14)	-	(14)
Reclassification adjustment for gains and losses included in net loss	(20)	-	(20)
Net unrealized losses on available-for-sale securities as of December 31, 2006	$ (14)	$ -	$ (14)
Changes during the year ended December 31, 2007:			
Unrealized holding gains and losses on available-for-sale securities	14	-	14
Reclassification adjustment for gains and losses included in net income	-	-	-
Net unrealized losses on available-for-sale securities as of December 31, 2007	$ -	$ -	$ -

Net Investment Income

The details of investment income, net of investment expenses, are as follows:

	Years Ended December 31, 2007	2006
	(In thousands)	
Interest on fixed maturity securities	$ 208	$ 881
Interest on cash and cash equivalents	596	324
Gross investment income	804	1,205
Investment expenses	-	(2)
	804	1,203
Amounts credited on insurance policyholder accounts	(44)	(468)
Net investment income	$ 760	$ 735

Realized Gains and Losses

Information about gross and net realized gains and losses on securities transactions is as follows:

	Years Ended December 31, 2007	2006
	(In thousands)	
Realized gains (losses) on securities transactions:		
Fixed maturities, available-for-sale:		
Gross gains	$ 1,198	$ -
Gross losses	-	(2)
Net realized gains (losses) on fixed maturities, available-for-sale	1,198	(2)
Equity securities, trading:		
Gross gains	-	6
Net realized gains on equity securities, trading	-	6
Equity securities, available-for-sale:		
Gross losses	-	(6)
Net realized losses on equity securities, available-for-sale	-	(6)
Net realized investment gains (losses) on securities transactions	$ 1,198	$ (2)

The net realized gain of $1.2 million in 2007 represents a partial distribution received from the WorldCom, Inc. securities litigation. LPAL held certain WorldCom, Inc. publicly traded bonds which it sold at a loss in 2002. This $1.2 million payment reverses part of LPAL's realized loss recorded in 2002. Since this payment is for LPAL's account, it is not available to fund the operations or commitments of the Company or its other subsidiaries.

Subsequent Events

LPAL received an additional $0.3 million payment in February 2008, representing the final distribution from the WorldCom, Inc. securities litigation, which will be recognized in the Group's statement of operations for the first quarter of 2008. Since this payment is for LPAL's account, it is not available to fund the operations or commitments of the Company or its other subsidiaries.

In February 2008, LPAL submitted a claim in the Enron Securities class action settlement, based on certain Enron bonds previously held by LPAL which LPAL believes constitute "Category 1" securities eligible for the Enron settlement proceeds. The Group does not expect any payment based on LPAL's claim until 2009 at the earliest. The amount of the recovery of LPAL's realized investment losses recorded in 2002 is currently unknown.

Note 4. Property and Equipment

Property and equipment are carried at cost and consisted of the following:

	December 31,	
	2007	2006
	(In thousands)	
Property, equipment and leasehold improvements	$ 189	$ 729
Accumulated depreciation	(175)	(712)
Property and equipment, net	$ 14	$ 17

Note 5. Other Assets

An analysis of other assets is as follows:

	December 31,	
	2007	2006
	(In thousands)	
Prepayments	$ 164	$ 195
Receivables:		
Due from broker	-	1
Fee income receivable	411	169
Other receivables	45	18
Allowance for doubtful accounts	(34)	(34)
Total other assets	$ 586	$ 349

Note 6. Life Insurance Policy Liabilities

An analysis of life insurance policy liabilities is as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
Deferred annuities – policyholder contract deposits	$ 95	$ 3,360
Other policy claims and benefits	46	280
	$ 141	$ 3,640

The liability for future policy benefits and policyholder contract deposits was determined based on the following assumptions:

Mortality Assumptions

Assumed mortality rates were based on standard tables commonly used in the U.K. life insurance industry, namely the AM80 table for male lives and the AF80 table for female lives.

Withdrawal Assumptions

Withdrawal charges on deferred annuities generally ranged from 1% to 7%, grading to zero over a period of up to 7 years.

Note 7. Statutory Financial Information and Restrictions

LPAL is regulated by the JFSC and under Article 6 of the Insurance Business (Jersey) Law 1996 is permitted to conduct long-term insurance business. The JFSC requires LPAL to submit annual audited financial statements (prepared under U.S. GAAP which is permitted), and an audited annual filing in the format consistent with that required by the Financial Services Authority in the United Kingdom. The annual filing submitted by LPAL to the JFSC must be accompanied by a Certificate from the Appointed Actuary that based on sufficiently prudent assumptions, assets are sufficient to cover all liabilities. The annual filing contains a report from the Appointed Actuary on the matching of investments to liabilities.

The JFSC sets out the conditions with which LPAL must comply and determines the reporting requirements and the frequency of reporting. These conditions require that: (i) LPAL must hold, at all times, approved assets at least equal to the long-term insurance fund plus the required minimum solvency margin, (ii) the margin of solvency must be the greater of £50,000 or 2.5% of the value of the long-term business fund, and (iii) assets equal to not less than 90% of liabilities must be placed with approved independent custodians. As of December 31, 2007, LPAL met all of these conditions.

LPAL is also required under the insurance laws to appoint an actuary. The actuary must be qualified as defined under Jersey law and is required to supervise the long-term insurance fund. No transfers, except in satisfaction of long-term insurance business liabilities, are permitted from LPAL's long-term insurance fund without the consent of LPAL's directors and actuary. Dividends require the approval of the JFSC.

Note 8. Income Taxes

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective on January 1, 2007.

The Company's management believes that its income tax positions would be sustained upon examination by appropriate taxing authorities based on the technical merits of such positions, and therefore the Company has not provided for any unrecognized tax benefits at the adoption date. In general, the Company's tax returns remain subject to examination by taxing authorities for the tax years 2003 through 2006.

The Group is subject to taxation on its income in all countries in which it operates based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. This and other tax benefits which may not recur have reduced the tax charge in 2007 and 2006.

The Group is subject to income tax in Jersey at a rate of 20%. In the United States, the Group is subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

A breakdown of the Group's book income (loss) before income taxes by tax jurisdiction follows:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Income (loss) before income taxes:		
Jersey, Guernsey and United Kingdom	$ 270	$ (1,410)
United States	108	(2,268)
Total income (loss) before income taxes	$ 378	$ (3,678)

The provision for income taxes differs from the amount computed by applying the Jersey, Channel Islands statutory income tax rate of 20% to the income (loss) before income taxes. The sources and tax effects of the difference are as follows:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Income tax expense (benefit) computed at Jersey statutory income tax rate of 20%	$ 76	$ (736)
Realized and unrealized investment gains not subject to taxation in Jersey	(240)	-
Other losses not deductible in Jersey	158	268
Income not taxable in Guernsey	(10)	(20)
Tax expense (benefit) on losses at higher than 20% statutory Jersey rate: Income (losses) in the U.S.	24	(518)
Increase (decrease) in valuation allowance	(48)	972
Expiration of capital loss carryforwards of U.S. entities	67,245	-
Decrease in valuation allowance related to expiration of capital loss carryforwards	(67,245)	-
Forfeiture of U.S. net operating loss carryforwards related to dissolved U.S. entities [1]	-	5,070
Decrease in valuation allowance related to dissolved U.S. entities [1]	-	(5,070)
Other	42	39
Actual tax expense	$ 2	$ 5

[1] Related to two of the Group's inactive U.S. subsidiaries which were dissolved in December 2006. These entities were owned by a non-U.S. subsidiary of the registrant and as a result of their dissolution, $4.4 million of federal net operating loss carryforward benefits and $0.7 million of state net operating loss carryforward benefits were forfeited.

The components of the actual tax expense were as follows:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Jersey, Guernsey and United Kingdom:		
Current tax expense	$ -	$ -
Deferred tax expense	-	-
United States:		
Current tax expense	2	5
Deferred tax expense	-	-
Total actual tax expense	$ 2	$ 5

The Group recognizes assets and liabilities for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets and liabilities are recovered or settled. The deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary. Deferred income tax assets and liabilities are disclosed net in the consolidated financial statements when they arise within the same tax jurisdiction and tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below. As of both December 31, 2007 and December 31, 2006, full valuation allowances were provided on the net deferred tax assets of the U.S. tax group due to the uncertainty of generating future taxable income or capital gains to benefit from the deferred tax assets.

	December 31,	
	2007	2006
	(In thousands)	
U.S. subsidiaries:		
Deferred income tax assets:		
Net operating loss carryforwards	$ 5,497	$ 5,543
Capital loss carryforwards	-	67,245
Deferred compensation	3	4
Bad debts	14	14
Other assets	1	2
Valuation allowance	(5,514)	(72,807)
Deferred income tax assets, net of valuation allowance	1	1
Deferred income tax liabilities:		
Depreciation, amortization and other	(1)	(1)
	(1)	(1)
Net deferred income tax assets – U.S. subsidiaries	$ -	$ -

As of December 31, 2007, the Group's U.S. subsidiaries have pre-tax federal net operating loss carryforwards of approximately $13.3 million expiring as follows: approximately $1.3 million in 2011, and approximately $12.0 million from 2020 to 2026. These subsidiaries have California net operating loss carryforwards of approximately $10.8 million expiring from 2012 to 2016. The Group has recorded a full valuation allowance for the deferred tax assets arising from these carryforward amounts as of December 31, 2007 due to the uncertainty of generating future taxable income to benefit from the deferred tax assets.

The Company's Jersey, Channel Islands subsidiaries have net operating loss carryforwards of approximately $12.7 million as of December 31, 2007; however, these loss carryforward positions will be lost due to the introduction of a new tax system in Jersey in 2009 when the expected tax rate for certain Jersey corporations will be zero. The Company expects that its tax rate for its Jersey entities will be zero. As such, no deferred tax assets, and no corresponding valuation reserves, have been recorded for these net operating loss carryforwards.

Note 9. Shareholders' Equity

The Company has authorized 86,400,000 Ordinary Shares with a par value of $0.05 per share. As of December 31, 2007 and 2006, there were 64,439,073 Ordinary Shares issued and outstanding.

No dividends were declared and paid in 2007 or 2006.

Prior to December 31, 2007, the Company had a liability on its consolidated balance sheet of $215,000, representing the amount of dividend checks issued by the Company's share registrar to shareholders that had not been cashed. As the Company had previously remitted the full amount of the dividends to its registrar, after a period of time, the registrar would return the funds to the Company in the amount of the uncashed dividend checks. Pursuant to the Company's Memorandum and Articles, any unclaimed dividend after twelve or more years after the date of its declaration shall be forfeited and shall revert back to the Company. As such, at the end of 2007, the Company wrote-off $90,000 of unclaimed dividends that were more than 12 years old, directly as a credit to retained earnings in the Company's consolidated balance sheet.

Accumulated other comprehensive loss consists of two components, foreign currency translation adjustments and net unrealized gains and losses on available-for-sale securities. Accumulated foreign currency translation adjustments were $(399,000) and $(404,000) as of December 31, 2007 and 2006, respectively. The net unrealized gains (losses) on available-for-sale securities after deferred income taxes were $0 and $(14,000) as of December 31, 2007 and 2006, respectively.

The Group has two share incentive plans as described in Note 12 "Share Incentive Plans" below. Under the terms of these plans, shares of the Company may be purchased in the open market and held in trust. These shares are owned by the employee benefit trusts, which are subsidiaries of the Company for financial reporting purposes.

Changes in the number of shares held by The London Pacific Group 1990 Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT") were as follows:

	Years Ended December 31,			
	2007		2006	
	ESOT	ALOT	ESOT	ALOT
	(In thousands)			
Shares held as of January 1	13,084	438	13,084	438
Purchased	-	-	-	-
Exercised	-	-	-	-
Shares held as of December 31	13,084 [(1)]	438	13,084 [(1)]	438

(1) 834,000 shares are held in ADR form.

Warrants

On November 11, 2002, the Company agreed to grant 1,933,172 warrants to subscribe for the Company's Ordinary Shares to Bank of Scotland in connection with the extension of the Group's credit facility (which was fully repaid and terminated in June 2003). The warrants were granted on February 14, 2003 and have an exercise price of £0.1143 (based on the average of the closing prices of the Ordinary Shares over the trading days from November 1, 2002 through November 11, 2002), which was higher than the market price of

£0.09 on November 11, 2002. These warrants are exercisable at any time prior to February 14, 2010 and their fair value was determined to be $251,125, based on a risk-free rate of 2.80%, volatility of 179% and a dividend yield of zero. The Company recognized $30,625 of expense relating to these warrants in 2002. The balance of $220,500 was recognized as an expense in 2003, with the corresponding entries to additional paid-in capital.

Note 10. Commitments and Contingencies

Lease Commitments

The Group leases office space under operating leases. Total rents under these operating leases were $201,000 (net of sublease income of $86,000) and $207,000 (net of sublease income of $46,000), for the years ended December 31, 2007 and 2006, respectively. The Group had no capital leases as of December 31, 2007.

Future minimum lease payments required under non-cancellable operating leases with terms of one year or more, as of December 31, 2007, were as follows:

	Operating Leases[(1)] (In thousands)
2008	273
2009	133
2010	67
Total	$ 473

(1) Includes commitments related to the Group's Jersey office lease which expires in September 2010. The Group entered into a sublease of its Jersey office during 2006. Expected future sublease income from 2007 through 2010 is $215,000. A liability of $118,000 remains recorded on the Company's consolidated balance sheet as of December 31, 2007, representing the loss on the sublease from 2008 through 2010.

Approximately 64% of the Jersey office lease commitments are covered by a sublease to a third party.

Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

Under its Memorandum and Articles of Association, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company maintains directors and officers liability insurance that limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2007.

The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, clients and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions sometimes include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2007.

Note 11. Fair Value of Financial Instruments

All financial instruments used in the Group's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, estimated fair value is based on valuation methodologies performed by management, which evaluate company, industry, geographical and overall equity market factors that would influence the security's fair value.

With the exception of the fixed maturity securities classified as held-to-maturity, which are held at amortized cost, the carrying values of the Group's financial assets are equal to estimated fair value.

Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying values and estimated fair values of the Group's financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 14,568	$ 14,568	$ 6,707	$ 6,707
Investments:				
Fixed maturities:				
Available-for-sale	-	-	9,007	9,007
Held-to-maturity	-	-	3,009	3,004
Equity securities:				
Available-for-sale	1,984	1,984	844	844
Financial liabilities:				
Life insurance policy liabilities	141	139	3,640	3,603

The following methods and assumptions were used by the Group in estimating the fair value of the financial instruments presented:

Cash, Cash Equivalents and Cash Held in Escrow: The carrying amounts reported in the consolidated balance sheet for these instruments approximated fair value.

Fixed Maturity Securities: Fair values for actively traded fixed maturity securities classified as available-for-sale and held-to-maturity were generally based upon quoted market prices. Fair values for private corporate debt securities were based on the results of valuation methodologies performed by management.

Available-for-Sale Equity Securities: Fair values for equity securities classified as available-for-sale were based upon the results of management's valuation methodologies, including analysis of company, industry, geographical and overall equity market factors which influence fair value.

Life Insurance Policy Liabilities: The balance sheet caption "life insurance policy liabilities" includes investment-type insurance contracts (i.e., deferred annuities). The estimated fair values of deferred annuity policies were based on their account values after deduction of surrender charges.

Note 12. Share Incentive Plans

The Group has two share incentive plans for employees, agents and directors of Berkeley Technology Limited and its subsidiaries that provide for the issuance of share options and stock appreciation rights.

Employee Share Option Trust

The London Pacific Group 1990 Employee Share Option Trust ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. The objectives of this plan include retaining the best personnel and providing for additional performance incentives. Options are generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Such grants to employees and directors are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven or ten years from the date of grant.

The ESOT may purchase shares of the Company in the open market, funded each year by a loan from the Company or its subsidiaries. While the loan is limited up to an annual maximum of 5% of the consolidated net assets of the Group, the ESOT is not limited as to the number of options that may be granted, as long as it holds the shares underlying the total outstanding options. The loan is secured by the shares held in the trust, is interest free, and is eliminated in the consolidated financial statements. The ESOT has waived its entitlement to dividends on any shares held. See Note 9 "Shareholders' Equity" for a summary of the share activity within the ESOT.

Share option activity for the years ended December 31, 2007 and 2006 was as follows:

	2007		2006	
(Options in thousands)	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding as of January 1	5,225	$2.59	6,285	$2.77
Granted	4,500	0.10	-	-
Forfeited	(100)	0.20	-	-
Expired	-	-	(1,060)	3.66
Outstanding as of December 31	9,625	$1.45	5,225	$2.59
Options exercisable as of December 31	4,675	$2.88	4,475	$3.00

See Note 1 "Summary of Significant Accounting Policies" for information regarding the Group's accounting for share based compensation.

Summary information about the Group's share options outstanding as of December 31, 2007 is as follows:

	Options Outstanding [(1)]			Options Exercisable [(1)]	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$0.10 $0.50	7,315	7.79	$0.17	2,365	$0.29
0.51 - 5.00	220	3.18	2.46	220	2.46
5.01 - 10.00	2,030	3.38	5.41	2,030	5.41
10.01 - 21.00	60	2.68	21.00	60	21.00
$0.10 - $21.00	9,625	6.72	$1.45	4,675	$2.88

(1) The intrinsic value of all options outstanding as of December 31, 2007 was zero, as the market value of the underlying shares was $0.10 as of that date.

Valuation and expense information under SFAS 123R

The estimated fair value of share option compensation awards to employees and directors, as calculated using the Black-Scholes option pricing model as of the date of grant, is amortized using the straight-line method over the vesting period of the options. For the years ended December 31, 2007 and 2006, compensation expense related to employee share options under SFAS 123R totaled $71,000 and $58,000, respectively, and is included in operating expenses in the accompanying statements of operations.

During the first quarter of 2007, 4,500,000 options were granted to employees and directors at an exercise price equal to the fair market value of the underlying shares on the grant date which was $0.10. These options were valued using the Black-Scholes option pricing model using the following assumptions: expected share price volatility of 66%, risk-free interest rate of 4.52%, weighted average expected life of 6.25 years and expected dividend yield of zero percent. The fair value of the 4,500,000 options was $292,000. During 2007, 250,000 options became vested, 100,000 options were forfeited and no options were exercised. At December 31, 2007, there were 9,625,000 options outstanding with a weighted average exercise price of $1.45. Of these options, 4,675,000 were exercisable at December 31, 2007, and these have a weighted average exercise price of $2.88. The remaining 4,950,000 options were unvested at December 31, 2007. These unvested options have a weighted average exercise price of $0.11. As of December 31, 2007, total unrecognized compensation expense related to unvested share options was $254,000, which is expected to be recognized as follows: $88,000 in 2008, $77,000 in 2009, $72,000 in 2010 and $17,000 in 2011.

Agent Loyalty Opportunity Trust

The Agent Loyalty Opportunity Trust ("ALOT") was established in 1997 (without shareholders' approval) to provide for the granting of stock appreciation rights ("SARs") on the Company's Ordinary Shares to agents of the Company's former U.S. life insurance subsidiary. Each award unit entitled the holder to cash compensation equal to the difference between the Company's prevailing share price and the exercise price. The award units were exercisable in four equal annual installments commencing on the first anniversary of the date of grant and were forfeited upon termination of the agency contract. Vesting of the award in any given year was also contingent on the holder of the award surpassing a predetermined benchmark tied to sales and persistency. The SARs expired seven years from the date of grant. The 79,000 awards outstanding at December 31, 2005 expired in April 2006.

The ALOT may purchase Ordinary Shares in the open market, funded by a loan from a Group subsidiary. The loan is secured by the shares held in the trust and bears interest based upon the trust's net income before interest for each financial period. The trust receives dividends on all Ordinary Shares held. The loan, interest income and dividend income are eliminated in the consolidated financial statements. See Note 9 "Shareholders' Equity" for a summary of the share activity within the ALOT.

SAR activity for the years ended December 31, 2007 and 2006 was as follows:

	2007		2006	
(Award units in thousands)	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price
Outstanding as of January 1	-	-	79	$5.19
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	(79)	5.19
Outstanding as of December 31	-	-	-	-
Award units exercisable as of December 31	-	-	-	-

Note 13. Pension Plan

The Group provides a defined contribution plan for its U.K. employees. There is currently one participant in the plan. The Group has no ongoing liabilities associated with the plan. Contributions of $175,000 and $161,000 were made by the Group to the plan in 2007 and 2006, respectively. Of the 2007 and 2006 contributions, $121,000 and $111,000, respectively, were offset by a salary waiver.

Note 14. Earnings Per Share and ADS

Earnings (loss) per ADS are equivalent to ten times earnings (loss) per Ordinary Share.

A reconciliation of the numerators and denominators for the basic and diluted earnings (loss) per share calculations in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings per Share," is as follows:

	Years Ended December 31, 2007	Years Ended December 31, 2006
	(In thousands, except share, per share and ADS amounts)	
Income (loss) from continuing operations	$ 376	$ (2,683)
Loss on discontinued operations	-	(1,000)
Net income (loss)	$ 376	$ (3,683)
Basic earnings (loss) per share and ADS:		
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,916,692	50,916,692
Basic earnings (loss) per share:		
Continuing operations	$ 0.01	$ (0.05)
Discontinued operations	-	(0.02)
	$ 0.01	$ (0.07)
Basic earnings (loss) per ADS:		
Continuing operations	$ 0.07	$ (0.53)
Discontinued operations	-	(0.20)
	$ 0.07	$ (0.73)
Diluted earnings (loss) per share and ADS:		
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,916,692	50,916,692
Effect of dilutive securities (warrants and employee share options)	304,545	-
Weighted-average number of Ordinary Shares used in diluted earnings (loss) per share calculations	51,221,237	50,916,692
Diluted earnings (loss) per share:		
Continuing operations	$ 0.01	$ (0.05)
Discontinued operations	-	(0.02)
	$ 0.01	$ (0.07)
Diluted earnings (loss) per ADS:		
Continuing operations	$ 0.07	$ (0.53)
Discontinued operations	-	(0.20)
	$ 0.07	$ (0.73)

As the Company recorded a net loss for the year ended December 31, 2006, the calculation of diluted loss per share for that year does not include potentially dilutive employee share options and warrants issued to the Bank of Scotland as they are anti-dilutive and, if included, would have resulted in a reduction of the net loss per share. If the Company had reported net income for the year ended December 31, 2006, there would have been an additional 8,125 shares, respectively, included in the calculation of diluted earnings per share for that year.

Note 15. Transactions with Related Parties

The Group paid legal fees of approximately $5,000 and $1,000 during 2007 and 2006, respectively, to a law firm of which one of its directors, Victor A. Hebert, is a member.

Note 16. Business Segment and Geographical Information

The Company's reportable operating segments are classified according to its remaining businesses of life insurance and annuities, and venture capital and consulting.

Intercompany transfers between reportable operating segments are accounted for at prices which are designed to be representative of unaffiliated third party transactions.

Summary revenue and investment gain (loss) information by geographic segment, based on the domicile of the Group company generating those revenues, is as follows:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Jersey	$ 1,842	$ 968
Guernsey	52	103
United States	1,828	872
Consolidated revenues and net investment gains (losses) for continuing operations	$ 3,722	$ 1,943

Total assets by geographic segment were as follows:

	December 31,	
	2007	2006
	(In thousands)	
Jersey	$ 14,135	$ 15,203
Guernsey	1	2,082
United States	3,031	2,952
Consolidated total assets	$ 17,167	$ 20,237

Revenues and income (loss) before income taxes for the Company's reportable operating segments included in continuing operations, based on management's internal reporting structure, were as follows:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Revenues:		
Venture capital and consulting	$ 1,718	$ 723
Life insurance and annuities	1,778	937
	3,496	1,660
Reconciliation of segment amounts to consolidated amounts:		
Interest and other fee income	226	283
Consolidated revenues and net investment gains and losses for continuing operations	$ 3,722	$ 1,943
Income (loss) from continuing operations before income tax expense:		
Venture capital and consulting	$ 317	$ (403)
Life insurance and annuities	1,228	(221)
	1,545	(624)
Reconciliation of segment amounts to consolidated amounts:		
Interest and other fee income	226	283
Corporate expenses	(1,392)	(2,336)
Interest expense	(1)	(1)
Consolidated income (loss) from continuing operations before income tax expense	$ 378	$ (2,678)

Assets attributable to each of the Company's reportable operating segments, based on management's reporting structure, were as follows:

	December 31,	
	2007	2006
	(In thousands)	
Assets:		
Venture capital and consulting	$ -	$ -
Life insurance and annuities	12,238	14,518
Corporate and other	4,929	5,719
Consolidated total assets	$ 17,167	$ 20,237

Note 17. Client Concentration

During 2007, 51% of consulting fee revenues were generated from one client. The level of consulting fees is expected to be volatile in future periods depending on the nature and extent of the Group's work at any point in time.

REPORT OF THE INDEPENDENT AUDITORS

To the shareholders of Berkeley Technology Limited:

We have audited the consolidated financial statements of Berkeley Technology Limited (the "Group") for the years ended December 31, 2007 and 2006 which comprise the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of cash flows, the consolidated statements of changes in shareholders' equity and the consolidated statements of comprehensive income. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable laws and Accounting Principles Generally Accepted in the United States (US GAAP) are set out in the Directors' Responsibilities as Regards to the Financial Statements on page 6.

Our responsibility is to audit the financial statements in accordance with International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements are presented fairly and have been properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies (Jersey) Law 1991 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely on this report by virtue of and for the purpose of the Companies (Jersey) Law 1991 or has been expressly authorized to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

Opinion

In our opinion:

- The financial statements give a true and fair view, in accordance with Accounting Principles Generally Accepted in the United States, of the state of the Group's affairs as at December 31, 2007 and of its results for the year then ended; and

- The financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991.

BDO Stoy Hayward LLP
Chartered Accountants
55 Baker Street
London W1U 7UE

April 15, 2008

SHAREHOLDER AND INVESTOR INFORMATION

Market Information

The principal trading market for our Ordinary Shares is the London Stock Exchange ("LSE"), under the symbol "BEK.L," on which such shares have been listed since February 1985. ADSs, each representing ten Ordinary Shares, are evidenced by ADRs for which The Bank of New York is the Depositary. Our ADSs have traded in the United States from September 1992 through August 1993 on the OTC Bulletin Board, from September 1993 through November 1999 on The Nasdaq Stock Market[SM] under the symbol "LPGL," from November 1999 through July 3, 2002 on the New York Stock Exchange ("NYSE") under the symbol "LDP," from July 12, 2002 through June 15, 2003 on the OTC Bulletin Board under the symbol "LDPGY.PK" and since June 16, 2003 on the OTC Bulletin Board under the symbol "BKLYY.PK." As of December 31, 2007, there were 64,439,073 Ordinary Shares outstanding of which 12,515,810, or 19.4%, were represented by 1,251,581 ADSs. ADS holders may exercise their voting rights through the ADR Depositary.

In June 2002, we completed a one-for-ten reverse split of our ADSs. On June 24, 2002, every ten of our ADSs issued and outstanding were converted and reclassified into one post-split ADS. Consequently, effective from the opening of business on June 24, 2002, each ADS is equal to ten Ordinary Shares. Fractional new ADSs were sold by the Depositary Bank and paid in cash to the ADR holders. This ADS split did not affect our Ordinary Shares listed on the LSE.

On July 9, 2002, trading of our ADRs was suspended and the securities were withdrawn from listing and registration on the NYSE due to a fall in price below the minimum permitted by the NYSE. As a result of the delisting, the liquidity of our common stock and its price were adversely affected. These actions may limit our ability to raise additional capital in the future, and there is no assurance that a significant trading market for the ADRs will develop. If an active trading market does not develop, ADR holders may be unable to sell their ADRs.

Subsequent to the delisting, the ability of ADR holders to buy and sell is limited to trading on the OTC Bulletin Board. Shares traded on the OTC market generally experience lower trading volume than those traded on the organized exchanges. The trading volume of the ADRs has decreased substantially since the NYSE delisting and the transfer of the ADRs to the OTC Bulletin Board.

The following table shows, for the quarters indicated, the reported highest and lowest middle market quotations (which represent an average of bid and asked prices) for our Ordinary Shares on the LSE, based on its Daily Official List, and the high and low trade price information of the ADSs as obtained from the OTC Bulletin Board:

	LSE Pounds Sterling Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	**Low**	**High**	**Low**
2007:				
First quarter	0.10	0.03	1.08	0.56
Second quarter	0.07	0.05	1.05	0.80
Third quarter	0.07	0.04	0.99	0.65
Fourth quarter	0.07	0.05	1.00	0.65
2006:				
First quarter	0.07	0.06	1.10	0.70
Second quarter	0.07	0.06	1.20	0.85
Third quarter	0.07	0.06	1.06	0.90
Fourth quarter	0.07	0.04	1.14	0.55

Holders

As of February 29, 2008, we had approximately 1,323 Ordinary shareholders of record and 70 ADS holders of record. Because many Ordinary Shares and ADSs are held by brokers and various institutions on behalf of other holders, we are unable to estimate the total number of beneficial holders represented by these holders of record.

Dividends

Until 2002, we paid dividends on our Ordinary Shares in every year since we became listed on the LSE in 1985. Dividends on our Ordinary Shares were paid twice a year. In view of our requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, we did not pay an interim or final dividend for 2006 or an interim dividend for 2007. Our Board of Directors will not be recommending a final dividend for the year 2007.

Holders of ADSs are entitled to receive dividends paid, if any, on our Ordinary Shares through the ADR Depositary.

Dividends per ADS are paid net of the 20% standard rate Jersey Income Tax which we must deduct when paying dividends out of our income. There is currently no double taxation treaty between the U.S. and Jersey. Generally, the net dividend paid to a U.S. holder is includable in gross income and treated as foreign source dividend income for U.S. federal income tax purposes. The Jersey tax deducted is not a withholding tax and therefore there is no corresponding foreign tax credit. Such dividends generally will not be eligible for the dividends received deduction allowed to U.S. corporations. ADS holders should consult their own tax advisors as to the tax consequences of such ownership. Please refer to information regarding statutory restrictions on the payment of dividends in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Inquiries

Shareholders who have questions relating to our business should write to Berkeley Technology Limited, P.O. Box 715, Jersey JE4 0PX, Channel Islands. Administrative inquiries concerning shareholdings, such as loss of share certificates, dividend payments or change of address, should be sent directly to Computershare Investor Services (Channel Islands) Limited, Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW, Channel Islands. Inquiries relating to ADSs should be sent directly to The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, New York 10286-1258.

A copy of our Annual Report for the year ended December 31, 2007 on Form 10-K and/or Proxy Statement as filed with the SEC is available from our registered office at the address shown above.

ADDRESSES

Berkeley Technology Limited
Registered office:
4 Wests Centre
Bath Street
St. Helier, Jersey JE2 4ST
Channel Islands

Mailing address:
P.O. Box 715
Jersey JE4 0PX
Channel Islands

Telephone: (01534) 607700
Facsimile: (01534) 607799

Berkeley International Capital Corporation
650 California Street, 26th Floor
San Francisco, California 94108

Telephone: (415) 249 0450
Facsimile: (415) 249 0553
Website: www.berkeleyvc.com

London Pacific Assurance Limited
P.O. Box 715
Jersey JE4 0PX
Channel Islands

Telephone: (01534) 607780
Facsimile: (01534) 607799

Registrar
Computershare Investor Services
(Channel Islands) Limited
Ordnance House
31 Pier Road
St. Helier, Jersey JE4 8PW
Channel Islands
Telephone: (01534) 825200
Website: www.computershare.com

ADR Depositary
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, New York 10286-1258

Telephone: (888) 269 2377
From outside the U.S.: (201) 680 6825
Website: www.adrbny.com

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-fourth Annual General Meeting of Berkeley Technology Limited will be held at the Jersey Museum, Ouless Room, The Weighbridge, St. Helier, Jersey, Channel Islands on Thursday, July 31, 2008 at 9:00 a.m. (local time) for the following purposes:

Ordinary Business

1. To receive the report of the directors and the financial statements included in the Company's Annual Report to Shareholders for the year ended December 31, 2007, together with the report of BDO Stoy Hayward LLP, the Company's independent auditors.

2. To re-elect a director, Victor A. Hebert, who is retiring by rotation.

3. To re-appoint BDO Stoy Hayward LLP as the Company's independent auditors for purposes of the Company's primary listing on the London Stock Exchange and BDO Seidman, LLP as the Company's independent registered public accounting firm for purposes of the Company's listing in the U.S., and to authorize the directors to fix their remuneration.

Other Business

4. To act on any other matters that may properly come before the meeting.

By Order of the Board

Robert A. Cornman
Secretary

April 29, 2008

Notes

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed for use at the Annual General Meeting for holders of Ordinary Shares.

2. To be valid, the form of proxy must be lodged at the registered office of the Company not less than 48 hours before the time fixed for the meeting.

3. No director has a contract of service with the Company.

4. If you have sold or otherwise transferred all of your shares in Berkeley Technology Limited, you should send this document together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

END